Fresh Vine Wine, Inc.

11500 Wayzata Blvd. #1147

Minnetonka, MN 55305

February 9, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, DC 20549

Attention:	Mr. Gregory Herbers
Erin Purnell

Re:	Fresh Vine Wine, Inc.

Registration Statement on Form S-1

Filed December 30, 2022

File No. 333-269082

Request for Acceleration of Effective Date

Requested Date:	February 14, 2023
Requested Time:	10:00 a.m. Eastern Time

Ladies and gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Fresh Vine Wine, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-1 (File No. 333-269082) (the “Registration Statement”) to become effective at 10:00 a.m. Eastern Time on Tuesday, February 14, 2023, or as soon thereafter as is practicable.

If you have questions or comments regarding this request, please contact Alan M. Gilbert of Maslon LLP, counsel to the Company, at (612) 672-8381. Once the Registration Statement has been declared effective, please confirm that event with Mr. Gilbert orally or by email at alan.gilbert@maslon.com. The Company authorizes Mr. Gilbert to orally modify or withdraw this request for acceleration.

Very truly yours,

Fresh Vine Wine, Inc.

By:	/s/ James Spellmire
James Spellmire
Chief Financial Officer

cc:	Rick Nechio, Fresh Vine Wine, Inc.
Alan M. Gilbert, Maslon LLP
Ryan C. Brauer, Fredrikson & Byron, P.A.
Andrew Nick, Fredrikson & Byron, P.A.